Filed by Quad/Graphics, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: World Color Press Inc.
Commission File No. 333-165259

March 5, 2010

For immediate release

QUAD/GRAPHICS FILES FORM S-4 RELATED TO ITS PENDING ACQUISITION OF WORLD COLOR PRESS

World Color Press Inc. to Host Investor Call on Tuesday, March 9

Sussex, Wisconsin and Montreal, Quebec,   Quad/Graphics, Inc., and World Color Press Inc. (TSX: WC, WC.U) today announced that Quad/Graphics has filed with the U.S. Securities and Exchange Commission its preliminary Form S-4 registration statement relating to its acquisition of World Color Press Inc. announced on January 26, 2010.  The transaction is expected to close in the summer of 2010, subject to customary closing conditions including obtaining court and regulatory approvals.

World Color Press Inc. will hold a conference call for investors and analysts on Tuesday, March 9; at 10 AM Eastern Time, to discuss its 12/31/09 financial results issued March 1st, 2010. Members of Quad/Graphics’ senior management will join the call as guests and will participate in a question and answer session on today’s filing.

The preliminary Form S-4 is available under Quad/Graphics’ CIK number (0001481792) on the SEC’s EDGAR System.

Investor Conference Call and Webcast

The conference call can be accessed by phone

1)            Dial in the Conference Access Number: 1-866-551-1530 or 1-212-401-6700

2)            Enter the Participant PIN Code: 5524094#

3)            At the prompt, record the required details: Full Name and Company

The conference call will be broadcast live and can be accessed on the Worldcolor website:

http://www.worldcolor.com/investors/index.aspx

Prior to the call please ensure that you have the appropriate software. The web address listed above has instructions and a direct link to download the necessary software, free of charge.

About Quad/Graphics

Quad/Graphics (www.QG.com) is a leading printer of catalogs, magazines and other commercial products. Headquartered in Sussex, Wisconsin (26 miles west of Milwaukee) and with 11 plants in the United States and several overseas, the company provides services ranging from front-end design and photography through digital imaging, printing, finishing, mailing/distribution and data-driven marketing solutions such as data optimization and analytics.

About Worldcolor

Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor’s products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, Worldcolor has had a rich tradition of leadership and excellence. Its employees are focused on helping customers meet their needs from facilities located in the U.S., Canada, Argentina, Brazil, Chile, Colombia, Mexico and Peru.  More information about Worldcolor can be found on its Web site at www.worldcolor.com.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction between Quad/Graphics, Inc. (“Quad/Graphics”) and World Color Press Inc. (“Worldcolor”).  On March 5, 2010, Quad/Graphics filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary proxy circular/prospectus.  This press release is not a substitute for the preliminary proxy circular/prospectus that Quad/Graphics has filed with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE PROXY CIRCULAR/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin 53089- 2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

Cautionary Note Regarding Forward-Looking Statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. Worldcolor or Quad/Graphics has based these forward-looking statements on its current expectations about future events, and these forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements. Important factors and assumptions as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in the printing industry; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the proposed transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the anticipated benefits of the transaction will not be realized; and (8) other risks to consummation of the proposed transaction. These and other risks, as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the filings of Worldcolor or Quad/Graphics with the SEC, available at www.sec.gov.  Worldcolor and Quad/Graphics do not intend, and are under no obligation, to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

Contacts

Quad/Graphics Media Contact:

Claire Ho

Manager, Corporate Communications

414-566-2955

Claire.Ho@qg.com

Worldcolor

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070